Statement of Comprehensive Income for three months ended,

(As per IFRS)
In ₹ crore, except share data

Particulars	Sep 30,		Growth (%)	June 30, 2011	Growth % Q2 12 over Q1 12
	2011	2010			
Revenues	**8,099**	**6,947**	**16.6**	**7,485**	**8.2**
Cost of sales	4,744	3,971	19.5	4,577	3.6
Gross Profit	**3,355**	**2,976**	**12.7**	**2,908**	**15.4**
Operating Expenses:					
Selling and marketing expenses	456	380	20.0	398	14.6
Administration expenses	618	498	24.1	558	10.8
Total Operating Expenses	**1,074**	**878**	**22.3**	**956**	**12.3**
Operating Profit	**2,281**	**2,098**	**8.7**	**1,952**	**16.9**
Other Income, net	387	267	44.9	443	(12.6)
Profit before income taxes	**2,668**	**2,365**	**12.8**	**2,395**	**11.4**
Income tax expense	762	628	21.3	673	13.2
Net Profit	**1,906**	**1,737**	**9.7**	**1,722**	**10.7**
Earnings per equity share					
Basic (₹)	**33.36**	**30.41**	**9.7**	**30.14**	**10.7**
Diluted (₹)	**33.36**	**30.40**	**9.7**	**30.14**	**10.7**

Statement of Comprehensive Income for six months ended,

(As per IFRS)
In ₹ crore, except share data

Particulars	Sep 30,		Growth (%)	Year ended March 31, 2011
	2011	2010		
Revenues	**15,584**	**13,145**	**18.6**	**27,501**
Cost of sales	9,321	7,619	22.3	15,916
Gross Profit	**6,263**	**5,526**	**13.3**	**11,585**
Operating Expenses:				
Selling and marketing expenses	854	719	18.8	1,512
Administration expenses	1,176	954	23.3	1,971
Total Operating Expenses	**2,030**	**1,673**	**21.3**	**3,483**
Operating Profit	**4,233**	**3,853**	**9.9**	**8,102**
Other Income, net	830	506	64.0	1,211
Profit before income taxes	**5,063**	**4,359**	**16.2**	**9,313**
Income tax expense	1,435	1,134	26.5	2,490
Net Profit	**3,628**	**3,225**	**12.5**	**6,823**
Earnings per equity share				
Basic (₹)	**63.5**	**56.47**	**12.4**	**119.45**
Diluted (₹)	**63.5**	**56.45**	**12.5**	**119.41**

Statement of Comprehensive Income for three months ended,

(As per IFRS)

US Dollars in millions except share data

Particulars	Sep 30, 2011	Sep 30, 2010	Growth (%)	June 30, 2011	Growth % Q2 12 over Q1 12
Revenues	**1,746**	**1,496**	**16.7**	**1,671**	**4.5**
Cost of sales	1,025	855	19.9	1,022	0.3
Gross Profit	**721**	**641**	**12.5**	**649**	**11.1**
Operating Expenses:					
Selling and marketing expenses	98	82	19.5	89	10.1
Administration expenses	133	107	24.3	125	6.4
Total Operating Expenses	**231**	**189**	**22.2**	**214**	**7.9**
Operating Profit	**490**	**452**	**8.4**	**435**	**12.6**
Other Income, net	85	57	49.1	99	(14.1)
Profit before income taxes	**575**	**509**	**13.0**	**534**	**7.7**
Income tax expense	164	135	21.5	150	9.3
Net Profit	**411**	**374**	**9.9**	**384**	**7.0**
Earnings per equity share					
Basic ($)	**0.72**	**0.65**	**10.8**	**0.67**	**7.5**
Diluted ($)	**0.72**	**0.65**	**10.8**	**0.67**	**7.5**

Statement of Comprehensive Income for six months ended,

(As per IFRS)

US Dollars in millions except share data

Particulars	Sep 30, 2011	Sep 30, 2010	Growth (%)	Year ended March 31, 2011
Revenues	**3,417**	**2,854**	**19.7**	**6,041**
Cost of sales	2,047	1,655	23.7	3,497
Gross Profit	**1,370**	**1,199**	**14.3**	**2,544**
Operating Expenses:				
Selling and marketing expenses	187	156	19.9	332
Administration expenses	258	207	24.6	433
Total Operating Expenses	**445**	**363**	**22.6**	**765**
Operating Profit	**925**	**836**	**10.6**	**1,779**
Other Income, net	184	110	67.3	267
Profit before income taxes	**1,109**	**946**	**17.2**	**2,046**
Income tax expense	314	246	27.6	547
Net Profit	**795**	**700**	**13.6**	**1,499**
Earnings per equity share				
Basic ($)	**1.39**	**1.23**	**13.0**	**2.62**
Diluted ($)	**1.39**	**1.23**	**13.0**	**2.62**

Revenue by Geographical Segment

(in %)

	Quarter ended			LTM	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
North America	65.3	64.2	65.8	64.5	66.4
Europe	20.5	21.3	21.8	21.4	21.6
India	2.2	2.6	2.1	2.4	1.6
Rest of the world	12.0	11.9	10.3	11.7	10.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenue by Service Offering

(in %)

Services	Quarter ended			LTM
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Sep 30, 2011
Business IT Services	**60.9**	**60.0**	**61.3**	**60.3**
Application Development	*17.1*	*16.1*	*15.6*	*16.2*
Application Maintenance	*21.6*	*22.3*	*23.5*	*22.1*
Infrastructure Management Services	*5.8*	*5.9*	*6.2*	*6.0*
Testing Services	*8.2*	*7.5*	*7.6*	*7.7*
Business Process Management Services	*5.4*	*5.4*	*5.6*	*5.5*
*Others**	*2.8*	*2.8*	*2.8*	*2.8*
Consulting & System Integration	**31.2**	**31.7**	**31.7**	**31.6**
Consulting & Package Implementation	*24.7*	*25.2*	*25.8*	*25.3*
Systems Integration	*6.0*	*6.3*	*5.7*	*6.0*
*Others**	*0.5*	*0.2*	*0.2*	*0.3*
Products, Platforms and Solutions	**7.9**	**8.3**	**7.0**	**8.1**
Products	*4.2*	*4.8*	*4.2*	*4.9*
Product Engineering Services	*3.4*	*3.2*	*2.5*	*2.9*
*Others**	*0.3*	*0.3*	*0.3*	*0.3*
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Reported under "others" in fiscal year 2011.

Revenue by Project Type *

(in %)

	Quarter ended			LTM	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Fixed Price	37.7	39.1	39.9	39.7	39.2
Time & Materials	62.3	60.9	60.1	60.3	60.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Revenue by Industry

(in %)

	Quarter ended			LTM	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Insurance, Banking & Financial Services	**35.3**	**35.4**	**35.4**	**35.7**	**35.3**
Banking & financial services	*28.2*	*28.1*	*26.9*	*28.2*	*27.0*
Insurance	*7.1*	*7.3*	*8.5*	*7.5*	*8.3*
Manufacturing	**20.2**	**20.3**	**18.9**	**20.1**	**19.4**
Retail & Life Sciences	**22.9**	**22.7**	**20.2**	**22.0**	**19.8**
Retail & CPG	*15.6*	*16.1*	*14.4*	*15.2*	*13.5*
Transport & Logistics	*1.7*	*1.8*	*1.8*	*1.9*	*1.8*
*Life Sciences**	*3.8*	*3.7*	*3.1*	*3.7*	*3.5*
Healthcare#*	*1.8*	*1.1*	*0.9*	*1.2*	*1.0*
Energy, Utilities, Communications & Services	**21.6**	**21.6**	**25.5**	**22.2**	**25.5**
Energy & Utilities	*5.7*	*5.7*	*6.3*	*5.8*	*6.0*
Telecom	*10.4*	*10.6*	*13.3*	*11.3*	*14.7*
*Others**	*5.5*	*5.3*	*5.9*	*5.1*	*4.8*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Reported under "services" and "others" in fiscal year 2011.
# Certain customers were re-classified from Insurance to Healthcare during the quarter.

Client Data

	Quarter ended			Year ended	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Mar 31, 2011	Mar 31, 2010
Number of Clients					
Active	647	628	592	620	575
Added during the period	45	26	27	139	141
Number of million dollar clients*					
1 Million dollar +	388	374	337	366	338
5 Million dollar +	188	183	173	187	159
10 Million dollar +	128	125	113	126	97
20 Million dollar +	80	80	66	73	59
30 Million dollar +	59	54	48	53	41
40 Million dollar +	47	44	37	41	33
50 Million dollar +	35	32	27	28	26
60 Million dollar +	25	23	18	24	16
70 Million dollar +	21	21	15	19	12
80 Million dollar +	17	15	12	15	10
90 Million dollar +	14	12	11	11	8
100 Million dollar +	11	11	10	11	6
200 Million dollar +	2	2	2	2	1
300 Million dollar +	1	–	–	–	–
Client contribution to revenue					
Top client	4.6%	4.5%	4.7%	4.7%	4.6%
Top 5 clients	15.9%	15.9%	15.8%	15.4%	16.4%
Top 10 clients	25.2%	25.2%	26.7%	25.7%	26.2%
Repeat business	98.5%	99.2%	98.4%	98.0%	97.3%
Account receivables-LTM(in days)	61	63	63	63	59

*LTM (Last twelve months) Revenues

Effort and Utilization

(in %)

	Quarter ended			LTM	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Effort					
Onsite	25.2	25.5	24.5	24.9	23.2
Offshore	74.8	74.5	75.5	75.1	76.8
Revenue					
Onsite	49.9	50.7	50.2	49.8	47.7
Offshore	50.1	49.3	49.8	50.2	52.3
Utilization					
Including trainees	70.2	69.6	74.3	70.2	71.4
Excluding trainees	77.3	74.9	81.2	76.9	78.4

Person Months Data

	Quarter ended			LTM	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Billed – Onsite	69,387	67,239	61,396	262,945	211,186
– Offshore	206,371	196,817	189,043	791,099	700,676
TOTAL	**275,758**	**264,056**	**250,439**	**1,054,044**	**911,862**
Non Billable	81,165	88,650	57,834	316,059	251,131
Trainee	36,106	26,648	28,863	132,401	113,565
Sales & Support	23,192	22,366	19,765	86,543	70,983
TOTAL	**416,221**	**401,720**	**356,901**	**1,589,047**	**1,347,541**

Consolidated IT Services

	Quarter ended						LTM			
	Sep 30, 2011	Sequential growth %	Jun 30, 2011	Sequential growth %	Sep 30, 2010	Sequential growth %	Sep 30, 2011	Year on Year growth %	Sep 30, 2010	Year on Year growth %
Effort - (Person months)										
Onsite	66,998	4.7	63,982	6.8	58,650	11.4	250,861	21.1	207,149	15.3
Offshore	151,169	4.5	144,710	2.7	138,828	5.5	580,417	14.1	508,596	18.6
Total	**218,167**	**4.5**	**208,692**	**4.0**	**197,478**	**7.2**	**831,278**	**16.1**	**715,745**	**17.6**
Revenue – ($ million)										
Onsite	852.28	3.0	827.42	7.7	736.40	14.9	3,211.38	26.7	2,534.40	20.9
Offshore	724.95	7.7	673.39	2.2	610.80	5.7	2,705.86	18.0	2,293.21	13.9
Total	**1,577.23**	**5.1**	**1,500.81**	**5.2**	**1,347.20**	**10.6**	**5,917.24**	**22.6**	**4,827.61**	**17.5**

Employee Metrics

	Quarter ended			Year ended	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Mar 31, 2011	Mar 31, 2010
Total employees	1,41,822	1,33,560	1,22,468	1,30,820	1,13,796
S/W professionals	1,34,147	1,26,129	1,15,972	1,23,811	1,06,864
Billable	1,13,810	1,11,667	99,667	1,09,026	93,254
Banking product group	7,738	6,838	5,178	6,220	4,730
Trainees	12,599	7,624	11,127	8,565	8,880
Sales & Support	7,675	7,431	6,496	7,009	6,932
Gross addition	15,352	9,922	14,264	43,120	27,639
Of which lateral addition	2,318	4,058	4,138	15,883	4,895
Attrition	7,090	7,182	6,618	26,096	18,693
Net addition	8,262	2,740	7,646	17,024	8,946
Attrition % (LTM)*	15.6%	15.8%	17.1%	17.0%	13.4%

** Excluding subsidiaries*

Employee Metrics – Subsidiaries

	Quarter ended			Year ended	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Mar 31, 2011	Mar 31, 2010
Infosys BPO Limited – consolidated	19,765	18,816	18,560	18,113	17,932
Infosys Technologies (Australia) Pty. Limited.	640	539	443	514	362
Infosys Technologies (China) Company Limited	3,314	2,945	2,729	2,765	1,765
Infosys Consulting, Inc. – consolidated	733	745	654	712	594
Infosys Technologies, S.De R.L. De C. V., Mexico	552	559	454	521	346
Infosys Technologies (Sweden) AB	13	13	17	13	20
Infosys Tecnologia DO Brasil LTDA	193	180	133	173	89
Infosys Public Services Inc.	11	0	0	0	0

Infrastructure (as on Sep 30, 2011)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	42,94,728	28,905	–	–	–
Bhubaneswar	8,79,721	4,018	–	–	45.85
Chandigarh	12,26,033	6,089	–	–	–
Chennai	31,80,436	21,370	8,53,728	3,056	–
Gurgaon	1,01,083	1,148	26,860	–	–
Hyderabad	22,62,694	12,282	25,32,950	11,550	–
Jaipur	4,52,139	4,337	–	–	–
Mangalore	8,31,192	4,682	5,95,335	2,500	–
Mysore (including ILI)*	89,29,633	8,619	17,89,435	3,750	–
Pune	46,33,394	24,314	12,75,300	13,697	–
Thiruvananthapuram	6,17,260	5,106	11,71,000	3,650	–
Global Centers	6,02,518	5,770	–	–	–
Total	**2,80,10,831**	**1,26,640**	**8,244,608**	**38,203**	**45.85**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Mar 31, 2011	Mar 31, 2010
Period closing rate	48.98	44.70	44.94	44.60	44.90
Period average rate	46.30	44.78	46.48	45.54	47.44

Performance as Against Guidance – IFRS

For quarter ending Sep 30, 2011	Guidance	Actual
Revenue (₹ crore)	7,699 – 7,810	8,099
Basic EPS (₹)	29.64 – 30.15	33.36

Performance as Against Guidance – IFRS

For quarter ending Sep 30, 2011	Guidance	Guidance restated for constant currency	Actual
Revenue (US $ million)	1,730 – 1,755	1,722 – 1,746	1,746
Basic EPS (US $)	0.67 – 0.68		0.72

Currency rates:

Currency	Rate assumed in guidance	Average rate for the quarter
GBP	1.60	1.61
EURO	1.45	1.41
AUD	1.07	1.05

Subsidiaries Performance – Standalone financial statements

(US $ Mn)

Subsidiaries	Quarter ended						Year ended	
	Sep 30, 2011		Jun 30, 2011		Sep 30, 2010		Mar 31, 2011	
	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	89.94	12.55	83.34	8.38	79.72	10.33	323.06	43.16
Infosys Technologies (Australia) Pty. Limited	80.46	7.82	75.12	7.79	51.46	4.57	216.30	18.34
Infosys Consulting, Inc. – consolidated	43.82	0.54	41.77	1.48	46.81	5.27	186.39	17.67
Infosys Technologies (China) Company Limited	22.91	(1.21)	22.20	(0.11)	19.28	2.03	78.98	8.73
Infosys Technologies, S.de R.L. de C V., Mexico	6.14	(0.21)	4.63	(1.68)	4.65	(0.76)	21.75	(0.20)
Infosys Technologies (Sweden) AB	0.62	0.04	0.53	(0.03)	0.72	0.03	2.49	0.13
Infosys Tecnologia DO Brasil LTDA	3.76	(0.67)	4.16	(0.22)	2.69	(0.47)	11.23	(1.86)
Infosys Public Services Inc.	0.01	(0.61)	–	(0.08)	–	–	–	(0.31)
Infosys Technologies (Shanghai) Co Ltd*	–	(0.18)	–	(0.24)	–	–	–	(0.01)

* Infosys Technologies (Shanghai) Co Ltd was incorporated on 21st February 2011.

Constant Currency Reporting

Reported revenues	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12	Q2 12
Revenue ($ mn)	1,358	1,496	1,585	1,602	1,671	1,746
Sequential growth %	4.8	10.2	6.0	1.1	4.3	4.5
YoY growth %	21.0	29.6	28.7	23.6	23.0	16.7

Constant currency – Q o Q	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12	Q2 12
Revenue ($ mn)	1,374	1,485	1,566	1,597	1,651	1,754
Sequential growth (%)	6.0	9.4	4.7	0.8	3.1	5.0

Constant currency – Y o Y	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12	Q2 12
Revenue ($ mn)	1,354	1,501	1,588	1,585	1,615	1,707
YoY growth (%)	20.7	30.1	28.9	22.3	18.9	14.1

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q1 11	Q2 11	Q3 11	Q4 11	FY 11	Q1 12	Q2 12
AUD	0.88	0.90	0.99	1.00	0.94	1.07	1.05
EURO	1.27	1.29	1.36	1.37	1.32	1.45	1.41
GBP	1.49	1.55	1.58	1.60	1.55	1.63	1.61

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q1 11	Q2 11	Q3 11	Q4 11	FY 11	Q1 12	Q2 12
AUD	5.7	6.5	6.7	7.0	6.5	7.5	7.4
EURO	6.0	6.7	7.3	7.4	6.9	7.5	6.7
GBP	6.8	7.0	7.4	7.4	7.2	6.4	6.9

Q2 2012

Geographical segment – growth

North America grew by 6.2 % sequentially; and 6.3 % in constant currency.

Europe grew by 0.8 % sequentially; and 2.1 % in constant currency.

Rest of the world grew by 5.8 % sequentially; and 7.3 % in constant currency.

Industry segment – growth

FSI grew by 4.4 % sequentially; and 4.8 % in constant currency.

MFG grew by 3.5 % sequentially; and 3.7 % in constant currency.

RCL grew by 5.5 % sequentially; and 6.0 % in constant currency.

ECS grew by 4.5 % sequentially; and 5.3 % in constant currency.